SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(b), (c) AND (d)

RELATIONSERVE MEDIA, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

759424104
(CUSIP Number)

FEBRUARY 7, 2006
(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 9 Pages)

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Palisades Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,034,484
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 2,034,484
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,034,484
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (1)
12.	TYPE OF REPORTING PERSON: OO

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON PEF Advisors, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,034,484
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 2,034,484
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,034,484
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9% (1)
12.	TYPE OF REPORTING PERSON: CO

(1)
Based on 40,741,920 issued and outstanding shares of Common Stock as of March 13, 2006, as reported in the Issuer’s Form 10-KSB for the period ending December 31, 2005 and filed on March 20, 2006 with the Commission.

Item 1(a).	Name of Issuer.
RelationServe Media, Inc., a Delaware corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.
6700 North Andrews Avenue, Second Floor Fort Lauderdale, Florida 33309

Item 2(a).	Names of Person Filing.
Palisades Master Fund, L.P. (“Palisades”) PEF Advisors, Ltd. (“PEF”)

Item 2(b).	Address of Principal Business Office, or if none, Residence.
As to Palisades and PEF: Harbour House, 2nd floor, Waterfront Drive PO Box 972, Road Town, Tortola British Virgin Islands

Item 2(c).	Citizenship.
As to Palisades and PEF: British Virgin Islands

Item 2(d).	Title of Class of Securities.
Common Stock, par value $.001 per share (the “Common Stock”).

Item 2(e).	CUSIP Number.
759424104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.

The information contained in Items 5 though 11 on the cover pages hereto is incorporated herein by reference. On February 7, 2006, Palisades purchased 1,150,000 shares of Common Stock from the Issuer pursuant to a Common Stock Purchase Warrant. Such shares resulted in Palisades holding, in combination with previously acquired shares of Common Stock, 2,034,484 shares of Common Stock which results in Palisades beneficially owning 9% of the Issuer’s issued and outstanding Common Stock which is the reason for the filing of this Schedule 13G. However, based on 40,741,920 issued and outstanding shares of Common Stock as of March 13, 2006, as reported in the Issuer’s Form 10-KSB for the period ending December 31, 2005 and filed on March 20, 2006 with the Commission, the beneficial ownership of Palisades (after taking into account the paragraph below) is currently 4.9% of the Company’s issued and outstanding Common Stock.

In addition to its ownership of 2,034,484 shares of Common Stock, Palisades also owns (a) a Convertible Debenture in the principal amount of $4,000,000 due on October 20, 2009 which is convertible into Common Stock at a conversion price of $1.50 per share and (b) a Common Stock Purchase Warrant which expires on October 20, 2012 which is exercisable into 326,479 shares of Common Stock at an exercise price of $0.01. Pursuant to the terms of the Debenture and the Warrant, the aggregate number of shares of Common Stock into which the Debenture is convertible and into which the Warrant is exercisable, and which Palisades has the right to acquire beneficial ownership, is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by Palisades, does not exceed 4.9% of the total outstanding shares of Common Stock. Since Palisades currently owns 4.9% of the outstanding shares of Common Stock, the Debenture is not currently convertible and the Warrant is not currently exercisable and the shares underlying the Debenture and Warrant have not been included in the calculations of Palisades’ beneficial ownership or the aggregate number of outstanding shares of Common Stock.

PEF serves as general partner and principal investment manager to Palisades, and as such has been granted investment discretion over Palisades’ investments, including the investment in the Common Stock. As a result of its role as general partner and investment manager to Palisades, PEF may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), of such Common Stock held by Palisades. However, PEF does not have the right to receive dividends from, or the proceeds from the sale of, such Common Stock held by Palisades and disclaims any beneficial ownership of such shares of such Common Stock.

Accordingly, for the purpose of this Statement:
(i)
Palisades is reporting that it has the power solely to vote or direct the vote of, and the power to dispose or direct the disposition of, a total of 2,034,484 shares of Common Stock beneficially owned by it;

(ii)
PEF is reporting that it has the power solely to vote or direct the vote of, and the power to dispose or direct the disposition of, a total of 2,034,484 shares of Common Stock beneficially owned by it.

Item 5.	Ownership of Five Percent or Less of a Class.
Ownership equals 4.9%.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 26, 2006
PALISADES MASTER FUND, L.P. By: Discovery Management Ltd., its authorized signatory By: /s/ David Sims Name: David Sims Title: Authorized Signatory

PEF ADVISORS, LTD. By: /s/ Carl Jacobsohn Name: Carl Jacobsohn Title: Authorized Signatory

Exhibit Index

99.1	Joint Filing Agreement